August 11, 2010

Mr. William Thompson

Accounting Branch Chief

U.S. Securities & Exchange Commission

100 F Street N.E.

Washington, D.C. 20549-3561

Re:	New Jersey Resources Corporation
Form 10-K for Fiscal Year Ended September 30, 2009
Filed November 30, 2009
Definitive Proxy Statement on Schedule 14A
Filed December 14, 2009
File No. 001-08359

Dear Mr. Thompson:

Please allow this letter to serve as New Jersey Resources Corporation’s (the “Company”)1 response to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its follow-up comment letter dated August 5, 2010, to our initial response letter to you dated July 1, 2010, in connection with your original comment letter dated June 18, 2010, (the “Commission Comment Letter”). When used in this letter, the “Company,” “we,” “us,” and “our” refer to New Jersey Resources Corporation.

The Company’s responses to the Staff’s comments are set forth below. For ease of reference, each of the Staff’s comments is printed in italics, numbered consistent with the Staff’s assignation and followed by the Company’s response. Where the Staff requested additional information to better understand the Company’s disclosure, the information is set forth after the corresponding comment. The Company confirms that it will comply with all other comments in future filings as set forth below.

Certain portions of the Company’s response below are provided in disclosure type format as requested by the Staff. The bolded portions of this response represents illustrative presentations of supplemental disclosures to the current disclosures in the Company’s Definitive Proxy Statement on Schedule 14A, filed with the Commission on December 14, 2009 (the “2009 Proxy Statement”), which we will include in future filings to comply with the Staff’s request.

[1]	The Company is a New Jersey corporation.

U.S. Securities & Exchange Commission

August 11, 2010

Definitive Proxy Statement on Schedule 14A

Annual Cash Incentive Awards, page 24

Commitment to Stakeholders Components, page 26

1.	We note your response to comment seven in our letter dated June 18, 2010, however, given that the Commitment to Stakeholders component of the annual cash incentive award comprises 20% of the total annual cash incentive award payout formula, we disagree with your determination that additional disclosure regarding these objectives would not be material to an understanding of your annual cash incentive award structure. Please provide us with additional disclosure regarding the objectives and their associated benchmarks.

Response:

We acknowledge the Staff’s comment. To address the Staff’s concerns, we will revise our discussion of the Commitment to Stakeholders component of the annual cash incentive award formula to provide additional disclosure regarding the performance objectives and associated benchmarks. Set forth below is a revised discussion of our Commitment to Stakeholders component containing the additional disclosure we plan to include in our future filings using the 2009 Proxy Statement as an example (with supplemental language from the 2009 Proxy Statement provided in bold).

“Commitment to Stakeholders Component:

The Commitment to Stakeholders component of the annual cash incentive award is determined based on 80 specific performance objective benchmarks that the LDCC views as important to our shareholders, and that encompass a broader range of our activities that are not necessarily reflected in our financial metrics. These objectives are measured on a company-wide basis and comprise the following seven categories:

•	Safety, reliability and competitively priced service: measures employee safety, system safety, system reliability, service reliability and competitive pricing;

•	Customer satisfaction: measures customer care, problem resolution, billing accuracy and timely response;

•	Growth: measures net financial earnings growth, progress on our regulatory initiatives and the New Jersey Energy Master Plan and business unit growth;

•	Quality: measures quality of processes throughout the organization;

•	Valuing employees: measures provision of feedback to employees, leadership development, workforce relations and positive work environment;

•	Corporate citizenship: measures customer and community outreach, environmental focus, promotion of ethical behavior and fostering of community and business relationships; and

•	Productivity: measures earnings growth, financial metrics, total return to shareholders and business unit productivity.

For each benchmark there is a specific objective goal set by the Leadership Development and Compensation Committee of the NJR Board of Directors (“LDCC”) at the beginning of the fiscal year. The LDCC and management use these metrics to measure the Company’s overall effort to provide our customers, shareholders, communities and other stakeholders with the highest quality service and performance. For each performance objective a number of performance measurements are obtained. For each of these measurements a threshold, target and maximum performance level is set by the LDCC with input from the Chief Executive Officer. The threshold level of each performance objective is based on a level of performance that was believed to be achievable, the target level of each performance objective is based on a level of performance that was believed to be aggressive, but obtainable, and the maximum level

U.S. Securities & Exchange Commission

August 11, 2010

of each performance objective is based on a level of performance that was believed to be realizable upon the actualization of exceptional performance. Each of these performance objectives and measurements is weighted equally and an overall average measurement is obtained. The overall average measurement reflects the average company-wide performance on the measures (each weighted equally) on a scale of 0 to 120% of the target goal. For example, if we were to meet exactly the target goal for each of the measures, the average company-wide performance amount would be 100%. As illustrated in the table below, during fiscal 2009, the average company-wide performance as compared to the target goal was 102% of the target goal. This corresponded to a payout of 105% of the target payout amount for the Commitment to Stakeholders component of the annual cash incentive award formula, or 21%, of the annual cash incentive award.

Because an overall average is obtained on performance against 80 benchmark measurements, the LDCC believes that no single objective that informs the Commitment to Stakeholders component of the annual cash incentive award is material to an understanding of our compensation policies or decisions.

The table below shows the performance/payout curve for the Commitment to Stakeholders component of the annual cash incentive awards. Performance between the stated percentages is interpolated.

Performance as a Percent of Commitment to Stakeholders Target	Percent of Targeted Payout Amount for Commitment to Stakeholders Target Component
Less Than 80%	0%
80% (threshold)	50%
100% (target)	100%
120%	150%

2.	We note your response to comment eight in our letter dated June 18, 2010 and your indication that to the extent that LDCC uses its discretion to adjust a named executive officer’s annual cash incentive, you will better explain how the exercise of the LDCC’s discretion altered the amounts of the awards that were made. Please also confirm that you will ensure that, as applicable, the awards are reflected in the appropriate column of the Summary Compensation Table, consistent with Compliance and Disclosure Interpretation 119.02 of Regulation S-K.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, we confirm that we will ensure that, as applicable, the awards are reflected in the appropriate column of the Summary Compensation Table, consistent with Compliance and Disclosure Interpretation 119.02 of Regulation S-K.

Performance-Based Restricted Stock Awards, page 30

3.	We note your response to comment nine in our letter dated June 18, 2010. Please provide us with a sample of what your proposed disclosure will look like.

Response:

We acknowledge the Staff’s comment. In response to the Staff’s comment, in future Proxy Statement filings, we will include additional information substantially as follows, using the 2009 Proxy Statement as an example (with supplemental language from the 2009 Proxy Statement provided in bold). In addition, we reconfirm that in the upcoming 2010 Proxy Statement, we will disclose both the fiscal year 2009 and the fiscal year 2010 net financial earnings per share targets.

“Performance-Based Restricted Stock Awards.

U.S. Securities & Exchange Commission

August 11, 2010

The LDCC intends to use performance-based restricted stock awards as a retention vehicle and to align a portion of an executive’s compensation to our financial performance. As set forth in the table below, on March 30, 2009, we granted awards of performance-based restricted stock to our named executive officers which were previously approved by our Board on March 11, 2009. We made these performance-based restricted stock awards to the named executive officers for retention purposes and to motivate the named executive officers to perform over the 18-month vesting period. The performance-based restricted stock awards only vest upon certification by the LDCC that we have reached certain net financial earnings per share targets for the fiscal year ending September 30, 2009, and/or the fiscal year ending September 30, 2010.

The net financial earnings per share target for fiscal year 2009 was $2.35 per share and the actual net financial earnings per share performance in fiscal year 2009 was $2.40 per share. The net financial earnings per share target for fiscal year 2010 is set at a higher level than the actual fiscal year 2009 net financial earnings per share performance disclosed above and was designed to challenge our executives by being aggressive, but achievable and to encourage and reward continued growth in our net financial earnings.

Two-thirds of the performance-based restricted stock was able to vest based upon our net financial earnings per share performance in fiscal year 2009 and one-third of the performance-based restricted stock may vest based upon our net financial earnings per share performance in fiscal year 2010. If we do not achieve the net financial earnings per share target for a particular fiscal year, the portion of shares eligible to vest in that fiscal year will be fully forfeited. If shares of performance-based restricted stock do vest, they will be subject to a holding period of two years from the end of the fiscal year upon which the vesting was based (e.g., shares that vest based upon the satisfaction of the performance condition for the fiscal year ended September 30, 2009, will be restricted through September 30, 2011). The performance-based restricted stock will earn dividends from the grant date through the holding period, but the dividends will only be payable if the net financial earnings per share target is met and otherwise will be fully forfeited.

Name	Number of Shares of Performance-Based Restricted Stock Granted	Grant Date Fair Market Value ($)*	Number of Shares Vested in FY 2009**
Laurence M. Downes	8,400	257,460	5,600
Glenn C. Lockwood	3,800	116,470	2,533
Joseph P. Shields	3,800	116,470	2,533
Kathleen T. Ellis	5,500	168,575	3,667
Mariellen Dugan	3,800	116,470	2,533

*	Represents full grant date fair market value calculated in accordance with FAS 123(R), based upon the closing price of our Common Stock of $30.65 on March 11, 2009, the date of grant by our Board. This amount does not reflect the actual cash value that will be recognized by each of the named executive officers when such shares are fully vested and sold.
**	Represents number of shares vested based upon our net financial earnings per share performance in fiscal year 2009 which exceeded the target. These shares were awarded on November 17, 2009, upon certification by the LDCC.”

U.S. Securities & Exchange Commission

August 11, 2010

* * * *

In connection with the Company’s response to the comments of the Staff set forth herein, New Jersey Resources Corporation acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and;

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We also acknowledge that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporate Finance in your review of our filing or in response to your comments on our filing.

If you have any questions regarding the information contained in this letter, or need further information, please do not hesitate to call me at (732) 938-1491.

Very truly yours,

/s/ Glenn C. Lockwood
Glenn C. Lockwood
Senior Vice President & Chief Financial Officer